ROYAL ENERGY RESOURCES, INC.
256-260 Broadway, Suite 309
Brooklyn, NY  11211

June 24, 2009

Tracie Towner
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Re:	Royal Energy Resources, Inc., File No. 0-52547
August 31, 2008 Form 10-K

Dear Ms. Towner:

We are in receipt of your  letter dated June 11, 2009.

Following are our responses to your comments:

Form 10-K for Fiscal Year Ended August 31, 2008

General

1.	Please correct the Commission File Number indicated on the cover of your annual report to be No. 000-52547.

Response:

The Commission File Number was initially changed on our Form 10-Q for the three months ended November 30, 2008.  We will make the change to the August 31, 2008 Form 10-K.

Financial Statements, page 19

2.
We note that you have not included audited Statements of Cash Flows for the two fiscal periods ended August 31, 2008 and the cumulative period from July 22, 2005 through August 31, 2008 in your filing.  Please amend your filing to comply with Rule 8-02 of Regulation S-X.

Response:

We had prepared the referenced Statements of Cash Flows, however, due to an oversight, it was not included in the filing.  We will add the following statement.

ROYAL ENERGY RESOURCES, INC.
(A Development Stage Company)
Statements of Cash Flows
Years Ended August 31, 2008 and 2007, and
the period from inception (July 22, 2005) through August 31, 2008

			From inception
			July 22, 2005
			through
	Years Ended August 31,		August 31,
	2008	2007	2008

Cash flows from operating activities
Net loss	$(454,174)	$(93,530)	$(636,268)
Adjustment to reconcile net loss to net cash used
in operating activities:
Value of common shares issued for services	338,547	-	338,547
Loss on rescission of condominium purchase	15,000	-	15,000
Interest accrued on stock subscription	(3,902)	-	(3,902)
Change in other assets and liablities:
Prepaid expenses and other assets	(56,354)	-	(56,354)
Accounts payable	11,872	-	(2,128)
Net cash used in operations	(149,011)	(93,530)	(345,105)

Cash flows from investing activities
Investment in real estate	-	-	(11,000)
Investment in oil and gas drilling prospects	(63,097)	-	(63,097)
Investment in oil and gas leases	(17,301)	(13,236)	(33,872)
Investment in uranium properties	(2,035)	-	(3,379)
Net cash used in investing activities	(82,433)	(13,236)	(111,348)

Cash flows from financing activities
Proceeds of stockholder loans	-	-	50
Proceeds from subscription receivable	13,400	-	13,400
Loan proceeds	140,000	-	140,000
Proceeds from sale of common stock	413,172	80,070	645,742
Proceeds from sale of preferred stock	1,000	-	1,000
Net cash provided by financing activities	567,572	80,070	800,192

Net increase (decrease) in cash and cash equivalents	336,128	(26,696)	343,739
Cash and cash equivalents, beginning of period	7,611	34,307	-
Cash and cash equivalents, end of period	$343,739	$7,611	$343,739

Supplemental cash flow information
Cash paid for interest	$8,750	$-	$8,750
Cash paid for income taxes	-	-	-

Non-cash investing and financing activities:
Issuance of common stock for real estate	$-	$-	$190,000
Contribution of stockholder loan to capital	-	-	6,560
Disposition of real estate per stock rescission
agreement	200,000	-	200,000

See accompanying notes to financial statements.

Statement of Stockholders' Equity, page 23

3.
We note the beginning balance of your Statements of Stockholders' Equity is as of August 31, 2006.  However, according to paragraph 11 d. of SFAS 7, entities in the development stage, for accounting purposes, are required to present a Statement of Stockholders' Equity from the date of inception.  Please amend your filing accordingly.

Response:

The updated Statements of Stockholders' Equity is as follows.

ROYAL ENERGY RESOURCES, INC.
(A Development Stage Company)
Statements of Stockholders' Equity
Inception of Development Stage, July 22, 2005, through August 31, 2008

					Additional
	Preferred stock		Common stock		Paid-in
	Shares	Amount	Shares	Amount	Capital

Inception, July 22, 2005	-	-	5,930,300	59	22,426
Sale of common stock for cash	-	-	320,000	3	31,997
Common stock issued for
real estate investment	-	-	1,900,000	19	189,981
Contribution to capital	-	-	-	-	6,560
Net loss	-	-	-	-	-
Balance August 31, 2005	-	-	8,150,300	81	250,964
Sale of common stock for cash	-	-	1,086,667	11	120,489
Net loss	-	-	-	-	-
Balance, August 31, 2006	-	-	9,236,967	93	371,452
Sale of common stock	-	-	4,670,060	46	161,614
Net loss	-	-	-	-	-
Balance, August 31, 2007	-	-	13,907,027	139	533,066
Sale of preferred stock	100,000	1	-	-	999
Sale of common stock	-	-	2,295,704	23	413,149
Common stock issued for
consulting contracts	-	-	2,965,000	30	977,745
Cash portion of consulting
contracts	-	-	-	-	-
Rescission of real estate
purchase	-	-	(1,900,000)	(19)	(199,981)
Amortization of prepaid
consulting contracts:
Non-cash portion	-	-	-	-	-
Cash portion	-	-	-	-	-
Stock subscription receivable:
Payments received	-	-	-	-	-
Interest accrued	-	-	-	-	-
Net loss	-	-	-	-	-
Balance, August 31, 2008	100,000	$1	3,360,704	$173	$1,724,978

(Continued)

ROYAL ENERGY RESOURCES, INC.
(A Development Stage Company)
Statements of Stockholders' Equity, continued
Inception of Development Stage, July 22, 2005, through August 31, 2008

				Deficit
				Accumulated
				During
	Subscription	Deferred	Accumulated	Development
	Receivable	Expenses	Deficit	Stage	Total

Inception, July 22, 2005	-	-	(28,995)	-	(6,510)
Sale of common stock for cash	-	-	-	-	32,000
Common stock issued for
real estate investment	-	-	-	-	190,000
Contribution to capital	-	-	-	-	6,560
Net loss	-	-	-	(7,739)	(7,739)
Balance August 31, 2005	-	-	(28,995)	(7,739)	214,311
Sale of common stock for cash	-	-	-	-	120,500
Net loss	-	-	-	(80,825)	(80,825)
Balance, August 31, 2006	-	-	(28,995)	(88,564)	253,986
Sale of common stock	(81,590)	-	-	-	80,070
Net loss	-	-	-	(93,530)	(93,530)
Balance, August 31, 2007	(81,590)	-	(28,995)	(182,094)	240,526
Sale of preferred stock	-	-	-	-	1,000
Sale of common stock	-	-	-	-	413,172
Common stock issued for
consulting contracts	-	(977,775)	-	-	-
Cash portion of consulting
contracts	-	(85,000)	-	-	(85,000)
Rescission of real estate
purchase	-	-	-	-	(200,000)
Amortization of prepaid
consulting contracts:
Non-cash portion	-	338,547	-	-	338,547
Cash portion	-	43,529	-	-	43,529
Stock subscription receivable:
Payments received	13,400	-	-	-	13,400
Interest accrued	(3,902)	-	-	-	(3,902)
Net loss	-	-	-	(454,174)	(454,174)
Balance, August 31, 2008	$(72,092)	$(680,699)	$(28,995)	$(636,268)	$307,098

See accompanying notes to financial statements.

Note 1 - Organization and Summary of Significant Accounting Policies, page 25

Property and Equipment, page 27

4.
We note your disclosure stating that you follow the full cost method of accounting for your oil and natural gas operations, and under that method, you charge any excess of the net book value of oil and natural gas properties above the ceiling limitation to expense in the period in which it occurs.  However, this is not consistent with your policy disclosure in your MD&A on page 18 for evaluating oil and gas properties for impairment.  Please amend your filing to resolve this inconsistency.

Response:

The paragraph, originally included on pages 17 and 18, will be replaced by the following:

IMPAIRMENT OF OIL AND NATURAL GAS PROPERTIES – We review the value of our oil and natural gas properties whenever management judges that events and circumstances indicate that the recorded carrying value of properties may not be recoverable.  We provide for impairments on undeveloped property when we determine that the property will not be developed or a permanent impairment in value has occurred. Under the full cost method the net book value of oil and natural gas properties, less related deferred income taxes, may not exceed the estimated after-tax future net revenues from proved oil and natural gas properties, discounted at 10% (the “Ceiling Limitation”).  In arriving at estimated future net revenues, estimated lease operating expenses, development costs, and certain production-related taxes are deducted.  In calculating future net revenues, prices and costs in effect at the time of the calculation are held constant indefinitely, except for changes that are fixed and determinable by existing contracts.  The net book value is compared to the ceiling limitation on a quarterly and yearly basis.  The excess, if any, of the net book value above the ceiling limitation is charged to expense in the period in which it occurs and is not subsequently reinstated.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Jim Ross at 918-461-1667.

Sincerely,

ROYAL ENERGY RESOURCES, INC.

/s/ Jacob Roth
Jacob Roth
Chief Executive Officer

Cc Paritz & Company, P.A.